Exhibit 4.34

Addendum 1

To

The Amended and Restated Accounting Agreement dated 01/07/2016

(the “Agreement”)

Between

Box Ships Inc. of Marshall Islands

(the “Company”)

And

Allseas Marine S.A.

(“Allseas”)

Notwithstanding the relevant provisions of the Amended and Restated Accounting Agreement , it is this, 1st day of July 2016, mutually agreed between the Company and Allseas that the clause 3 of the Agreement shall be amended to read as follows:

Fees.

In consideration of its services hereunder, Allseas will be paid as follows:

A)          In consideration of the financial accounting services provided hereunder, a Financial Accounting Service Fee of € 200.000 (Two Hundred Thousand Euros) per annum, paid quarterly in arrears on the last business day of each quarter; and

B)         In consideration of the financial reporting services provided hereunder, a Financial Reporting Fee of US$ 30,000 (Thirty Thousand US Dollars) per Vessel per annum, paid quarterly in arrears on the last business day of each quarter.

The parties hereby agree that this Agreement comes into effect as of January 1st, 2016.

All other fees, terms, conditions and provisions of the Amended and Restated Accounting Agreement remain unaltered and in full force and effect.

IN WITNESS WHEREOF the parties signed the present document the day and year first above written.

For and on behalf of,

BOX SHIPS INC.	ALLSEAS MARINE S.A.

By: AIKATERINI STOUPA	By : GEORGE SKRIMIZEAS
Title: Corporate Secretary	Title: President/Director